FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 15, 2023 of Diana Shipping Inc. (the "Company"), announcing the Company’s financial results for the third quarter and nine months ended September 30, 2023.
Attached to this Report on Form 6-K as Exhibit 99.2 is the Amended and Restated Articles of Incorporation of the Company approved by the shareholders at the Company's Annual Meeting of Shareholders filed with the Republic of the Marshall Islands Registrar of Corporations on November 15, 2023.
Attached to this Report on Form 6-K as Exhibit 99.3 is the Amended and Restated Bylaws of the Company adopted by the Board of Directors, effective as of November 15, 2023.
The information contained in this Report on Form 6-K, except for the commentary of Mrs. Semiramis Paliou, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 15, 2023	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2023;
DECLARES STOCK DIVIDEND OF $0.15 PER SHARE FOR THE THIRD QUARTER 2023

ATHENS, GREECE, November 15, 2023 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $7.4 million and net income attributed to common stockholders of $5.9 million for the third quarter of 2023. This compares to net income of $31.7 million and net income attributed to common stockholders of $30.3 million for the third quarter of 2022. Earnings per share for the third quarter of 2023 was $0.06 basic and diluted, compared to earnings per share of $0.39 basic and $0.37 diluted in the same quarter in 2022.

Mrs. Semiramis Paliou, Director and Chief Executive Officer of the Company, stated: “We are delighted to announce yet another profitable quarter and nine-month period for our company. Our unwavering commitment to our long-term strategy has yielded positive results. A testament to this success is the continuous distribution of dividends since November 2021. We have rewarded our shareholders since that time with a cash dividend of US$1.45 per share, for those that elected to take cash, amounting to US$130 million in total. In addition, our shareholders have received in kind dividends in the form of newly issued Diana Shipping Inc. common shares, as well as OceanPal Inc. common and preferred shares. We remain focused and committed to providing long term shareholder value.”

Time charter revenues were $62.1 million for the third quarter of 2023, compared to $73.8 million for the same quarter of 2022. The decrease in time charter revenues, compared to the same quarter of last year, was due to decreased average charter rates. This decrease was partly offset by increased ownership days resulting from vessel acquisitions.

Net income for the nine months ended September 30, 2023 amounted to $40.5 million and net income attributed to common stockholders amounted to $36.1 million. This compares to net income of $93.4 million and net income attributed to common stockholders of $89.1 million, for the same period of 2022. Time charter revenues for the nine months ended September 30, 2023 were $202.1 million compared to $214.3 million in the same period of 2022. Earnings per share was $0.36 basic and diluted, compared to earnings per share of $1.15 basic and $1.10 diluted in the nine months ended September 30, 2022.

Dividend Declaration

The Company has declared a dividend on its common stock based on the Company’s results of operations during the quarter ended September 30, 2023, in the amount of $0.15 per share, which will be paid in shares of the Company’s common stock on or about December 4, 2023, to all shareholders of record as of November 27, 2023. The Company has 108,233,948 common shares issued and outstanding.

Fleet Employment (As of November 14, 2023)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,250	5.00%	ASL Bulk Marine Limited	04/Nov/22	4/Mar/2024 - 4/May/2024
	2017 60,456
2	DSI Pollux	A	17,000	5.00%	Delta Corp Shipping Pte. Ltd.	27/Oct/22	27/Dec/2023 - 27/Feb/2024
	2015 60,446
3	DSI Pyxis	A	17,100	4.75%	Cargill Ocean Transportation Singapore Pte. Ltd.	16/Oct/22	28/Aug/2023	1
	2018 60,362		14,250	5.00%	ASL Bulk Marine Limited	24/Sep/23	10/Oct/2024 - 10/Dec/2024
4	DSI Polaris	A	13,100	5.00%	ASL Bulk Marine Limited	12/Nov/22	12/May/2024 - 12/Jul/2024	2
	2018 60,404
5	DSI Pegasus	A	14,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	07/Dec/22	15/Jul/2024 - 15/Sep/2024
	2015 60,508
6	DSI Aquarius	B	14,200	5.00%	Engelhart CTP Freight (Switzerland) SA	01/Feb/23	10/Jan/2024 - 25/Mar/2024
	2016 60,309
7	DSI Aquila	B	13,300	5.00%	Western Bulk Carriers AS	22/Nov/22	12/Nov/2023	3
	2015 60,309		12,500			12/Nov/23	10/Nov/2024 - 10/Jan/2025
8	DSI Altair	B	13,800	5.00%	Western Bulk Carriers AS	23/Jun/23	10/Aug/2024 - 10/Oct/2024
	2016 60,309
9	DSI Andromeda	B	14,250	5.00%	Western Bulk Carriers AS	17/Nov/22	24/Nov/2023	4, 5, 6
	2016 60,309
7 Panamax Bulk Carriers
10	ARTEMIS		10,000	5.00%	ASL Bulk Shipping Limited	17/Jun/23	6/Oct/2023	7
	2006 76,942		12,000	5.00%	Jera Global Markets Pte. Ltd.	14/Oct/23	28/Nov/2023	8
11	LETO		14,500	4.75%	Cargill International S.A., Geneva	29/Jan/23	1/Mar/2024 - 30/Apr/2024
	2010 81,297
12	SELINA	C	12,000	4.75%	Cargill International S.A., Geneva	20/May/23	15/Sep/2024 - 15/Nov/2024
	2010 75,700
13	MAERA	C	12,000	4.75%	Cargill International S.A., Geneva	16/Dec/22	30/Nov/2023	4
	2013 75,403
14	ISMENE		14,000	5.00%	ST Shipping and Transport Pte. Ltd.	10/Jan/23	25/Aug/23	9
	2013 77,901		12,650	5.00%	Paralos Shipping Pte., Ltd.	13/Sep/23	15/Apr/2025 - 30/Jun/2025
15	CRYSTALIA	D	12,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	08/Nov/22	06/Sep/23
	2014 77,525		11,250	5.00%		06/Sep/23	20/Feb/2024 - 20/Apr/2024
16	ATALANDI	D	13,250	4.75%	Aquavita International S.A.	15/Feb/23	5/Mar/2024 - 5/May/2024
	2014 77,529

Fleet Employment (As of November 14, 2023)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
6 Kamsarmax Bulk Carriers
17	MAIA	E	25,000	5.00%	Hyundai Glovis Co. Ltd.	24/May/22	23/Sep/2023	10
	2009 82,193		13,500	5.00%	ST Shipping and Transport Pte. Ltd.	23/Sep/23	15/Jun/2024 - 20/Aug/2024
18	MYRSINI	E	15,000	5.00%	Salanc Pte. Ltd.	22/Nov/22	20/Apr/2024 - 28/Jun/2024
	2010 82,117
19	MEDUSA	E	14,250	5.00%	ASL Bulk Shipping Limited	14/May/23	10/Feb/2025 - 15/Apr/2025
	2010 82,194
20	MYRTO	E	18,000	5.00%	Tata NYK Shipping Pte. Ltd.	03/Aug/22	15/Jul/23
	2013 82,131		12,650	5.00%	Cobelfret S.A., Luxemburg	15/Jul/23	1/Nov/2024 - 15/Jan/2025
21	ASTARTE		15,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	29/Apr/23	1/Aug/2024 - 1/Oct/2024
	2013 81,513
22	LEONIDAS P. C.		17,000	4.75%	Cargill International S.A., Geneva	17/Mar/23	17/Feb/2024 - 17/Apr/2024	11
	2011 82,165
5 Post-Panamax Bulk Carriers
23	ALCMENE		13,000	5.00%	SwissMarine Pte. Ltd., Singapore	02/Jan/23	10/Jan/2024 - 25/Mar/2024
	2010 93,193
24	AMPHITRITE	F	14,250	5.00%	Cobelfret S.A., Luxemburg	09/Nov/22	15/Dec/2023 - 15/Feb/2024	4
	2012 98,697
25	POLYMNIA	F	15,000	5.00%	Cobelfret S.A., Luxemburg	14/Jan/23	1/Apr/2024 - 31/May/2024	12
	2012 98,704
26	ELECTRA	G	14,500	5.00%	Cobelfret S.A., Luxemburg	13/Apr/23	1/Jun/2024 - 1/Aug/2024
	2013 87,150
27	PHAIDRA	G	12,250	4.75%	Aquavita International S.A.	09/May/23	1/Sep/2024 - 15/Nov/2024
	2013 87,146
10 Capesize Bulk Carriers
28	SEMIRIO	H	19,700	5.00%	C Transport Maritime Ltd., Bermuda	15/Dec/21	18/Aug/23
	2007 174,261		14,150	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18/Aug/23	20/Nov/2024 - 30/Jan/2025
29	BOSTON	H	17,000	5.00%	ST Shipping and Transport Pte. Ltd.	06/May/23	15/Jul/2024 - 15/Oct/2024	13
	2007 177,828
30	HOUSTON	H	13,000	5.00%	EGPN Bulk Carrier Co., Limited	21/Nov/22	1/Jul/2024 - 31/Aug/2024
	2009 177,729
31	NEW YORK	H	16,000	5.00%	SwissMarine Pte. Ltd., Singapore	11/Jun/23	1/Oct/2024 - 7/Dec/2024
	2010 177,773
32	SEATTLE	I	26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	02/Mar/22	01/Oct/23
	2011 179,362		17,500			01/Oct/23	15/Jul/2025 - 15/Sep/2025
33	P. S. PALIOS	I	31,000	5.00%	Classic Maritime Inc.	11/Jun/22	15/Apr/2024 - 30/Jun/2024
	2013 179,134
34	G. P. ZAFIRAKIS	J	17,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	12/Jan/23	15/Jun/2024 - 15/Aug/2024
	2014 179,492
35	SANTA BARBARA	J	21,250	5.00%	Smart Gain Shipping Co., Limited	07/May/23	10/Oct/2024 - 10/Dec/2024	14
	2015 179,426
36	NEW ORLEANS		32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25/Mar/22	5/Dec/2023 - 31/Jan/2024	4, 14, 15,
	2015 180,960
37	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29/Mar/22	29/Jan/2027 - 29/May/2027	6
	2022 182,063

Fleet Employment (As of November 14, 2023)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
4 Newcastlemax Bulk Carriers
38	LOS ANGELES	K	17,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	15/Jan/23	20/May/2024 - 5/Aug/2024
	2012 206,104
39	PHILADELPHIA	K	26,000	5.00%	C Transport Maritime Ltd., Bermuda	12/Apr/22	1/Feb/2024 - 15/Apr/2024
	2012 206,040
40	SAN FRANCISCO	L	22,000	5.00%	SwissMarine Pte. Ltd., Singapore	18/Feb/23	5/Jan/2025 - 5/Mar/2025
	2017 208,006
41	NEWPORT NEWS	L	28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16/Dec/21	01/Jul/23
	2017 208,021		23,500	5.00%		1-Jul-23	20-Sep-23
			20,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Sep-23	10/Mar/2025 - 10/Jun/2025

*	Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1	Vessel on scheduled drydocking from August 28, 2023 to September 24, 2023.
2	Vessel on scheduled drydocking from June 18, 2023 to July 5, 2023.
3	Estimated date.
4	Based on latest information.
5	The fixture includes the option for redelivery of vessel east of Suez against a gross ballast bonus of US$250,000.
6	Bareboat chartered-in for a period of ten years.
7	Vessel on scheduled drydocking from October 6, 2023 to October 14, 2023.
8	Redelivery date based on an estimated time charter trip duration of about 45 days.
9	Vessel on scheduled drydocking from August 25, 2023 to September 13, 2023.
10	Vessel off hire for 3.93 days.
11	Vessel off hire for 6.83 days.
12	The charter rate was US$10,000 per day for the first 30 days of the charter period.
13	Vessel has been sold and is expected to be delivered to her new Owners by December 20, 2023.
14	Bareboat chartered-in for a period of eight years.
15	Vessel off hire for 3.65 days.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$62,062	$73,811	$202,082	$214,267
Voyage expenses	2,931	3,432	10,295	4,095
Vessel operating expenses	21,202	17,685	63,965	52,507
Net income	7,386	31,731	40,463	93,381
Net income attributable to common stockholders	5,944	30,289	36,136	89,054
FLEET DATA
Average number of vessels	41.0	34.9	41.2	34.5
Number of vessels	41.0	34.0	41.0	34.0
Weighted average age of vessels	10.5	10.4	10.5	10.4
Ownership days	3,772	3,210	11,240	9,412
Available days	3,721	3,022	11,128	8,996
Operating days	3,720	2,994	11,097	8,913
Fleet utilization	100.0%	99.1%	99.7%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,891	$23,289	$17,235	$23,363
Daily vessel operating expenses (2)	$5,621	$5,509	$5,691	$5,579

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses or gain, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, November 15, 2023.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13742402.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
REVENUES:
Time charter revenues	$62,062	$73,811	$202,082	$214,267

OPERATING EXPENSES
Voyage expenses	2,931	3,432	10,295	4,095
Vessel operating expenses	21,202	17,685	63,965	52,507
Depreciation and amortization of deferred charges	11,617	10,641	38,278	31,099
General and administrative expenses	8,909	7,013	24,604	21,960
Management fees to related party	333	222	980	450
Gain on sale of vessels	-	(2,841)	(4,995)	(2,841)
Insurance recoveries	-	-	-	(1,789)
Other operating income	(703)	(132)	(894)	(474)
Operating income, total	$17,773	$37,791	$69,849	$109,260

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(12,837)	(6,415)	(36,682)	(17,623)
Interest and other income	2,295	630	6,040	1,252
Gain from derivatives	153	-	153	-
Loss on extinguishment of debt	-	(212)	(748)	(212)
Gain on deconsolidation of subsidiary	-	-	844	-
Gain on dividend distribution	-	-	761	-
Gain from equity method investments	2	(63)	246	704
Total other expenses, net	$(10,387)	$(6,060)	$(29,386)	$(15,879)

Net income	$7,386	$31,731	$40,463	$93,381
Dividends on series B preferred shares	(1,442)	(1,442)	(4,327)	(4,327)
Net income attributable to common stockholders	5,944	30,289	36,136	89,054
Earnings per common share, basic	$0.06	$0.39	$0.36	$1.15

Earnings per common share, diluted	$0.06	$0.37	$0.36	$1.10
Weighted average number of common shares outstanding, basic	100,721,952	78,390,909	99,241,903	77,696,706

Weighted average number of common shares outstanding, diluted	102,481,766	82,225,404	100,672,119	80,934,858

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Net Income	$7,386	$31,731	$40,463	$93,381
Other comprehensive income (Defined benefit plan)	-	-	-	1
Comprehensive Income	$7,386	$31,731	$40,463	$93,382

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	September 30, 2023		December 31, 2022*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$173,552	**	$143,928	**
Other current assets	18,992		17,636
Fixed assets	950,186		996,702
Investments in related parties	13,015		8,250
Other noncurrent assets	18,542		16,403
Total assets	$1,174,287		$1,182,919

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$657,366		$663,442
Other liabilities	30,534		32,149
Total stockholders' equity	486,387		487,328
Total liabilities and stockholders' equity	$1,174,287		$1,182,919

* The balance sheet data have been derived from the audited consolidated financial statements at that date.
** Includes time deposits of $64 million and $46.5 million as of September 30, 2023 and December 31, 2022, respectively

OTHER FINANCIAL DATA (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Net cash provided by operating activities	$20,060	$43,277	$72,615	$124,114
Net cash used in investing activities	(11,980)	(35,610)	(6,108)	(54,379)
Net cash used in financing activities	$(42,145)	$(8,334)	$(54,383)	$(66,848)

Exhibit 99.2

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DIANA SHIPPING INC.

Reg. No. 13671

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on

NON RESIDENT

November 15, 2023

Bridget Jividen
Deputy Registrar

STATEMENT TO AMEND AND RESTATE
ARTICLES OF INCORPORATION OF
DIANA SHIPPING INC.
UNDER SECTION 93 OF THE
BUSINESS CORPORATIONS ACT
The undersigned, Ioannis Zafirakis, Chief Financial Officer of Diana Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending and restating the Articles of Incorporation of said Corporation pursuant to section 93 of the Business Corporations Act, hereby certifies that:
1.	The name of the Corporation is: Diana Shipping Inc.
2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 8th day of March 1999.
3.	The following sections of the Articles of lncorporation are hereby amended as follows:
D.  (a) The aggregate number of shares of common stock that the Corporation is authorized to issue is 1 billion registered shares with a par value of one cent (US$.01).
   (b)  The Corporation is authorized to issue 50 million registered preferred shares with a par value of one cent (US$.01). The Board of Directors shall have the authority to establish such series of preferred shares and with such designations, preferences and relative, pmiicipating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares.
I.  (c)  Directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Cumulative voting, as defined in Division 7, Section 71(2) of the BCA, shall not be used to elect directors.
J.  The Board of Directors of the Corporation is expressly authorized to make, alter or repeal bylaws of the Corporation by a vote of not less than a majority of the entire Board of Directors. Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article J.
K.  (a)  Except as provided in this Article K, special meetings of the shareholders may be called by the Board of Directors who shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting. If there is a failure to hold the annual meeting within a period of ninety (90) days after the date designated therefor, or if no date has been designated for a period of thirteen (13) months after the organization of the Corporation or after its last annual meeting, holders of not less than one-fifth of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting in lieu of the annual meeting specifying the time thereof, which shall not be less than two (2) nor more than three (3) months from the date of such call. The Chairman, Chief Executive Officer or Secretary of the Corporation upon receiving the written demand shall promptly give notice of such meeting, or if the Chairman, Chief Executive Officer or Secretary fails to do so within five (5) business days thereafter, any shareholder signing such demand may give such notice. Such notice shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting.
M.  Under Article D, the Corporation has the authority to issue 1 billion (1,000,000,000) shares of common stock with a par value of one cent (U.S. $0.01). Prior to the amendment of these articles of incorporation dated November 15, 2023, the Corporation was authorized to issue two hundred million (200,000,000) shares of common stock of par value of ten ($0.01) United States dollars per share.
4.	The Articles of Incorporation are hereby replaced by the Amended and Restated Articles of Incorporation attached hereto.
5.	These Amended and Restated Articles ofincorporation were authorized by actions of the Board of Directors and Shareholders of the Corporation as required by the Business Corporations Act.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of lncorporation on this 15th day of November 2023.
/s/ Ioannis Zafirakis
Authorized Person
Chief Financial Officer

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DIANA SHIPPING INC.

PURSUANT TO
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

A.	The name of the Corporation shall be:

DIANA SHIPPING INC.

B.	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “BCA”).
C.
The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust `Company of the Marshall Islands, Inc.

D.	(a) The aggregate number of shares of common stock that the Corporation is authorized to issue is 1 billion registered shares with a par value of one cent (US$.01).
(b)
The Corporation is authorized to issue 50 million registered preferred shares with a par value of one cent (US$.01). The Board of Directors shall have the authority to establish such series of preferred shares and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares.

E.	The Corporation shall have every power which a corporation now or hereafter organized under the Marshall Islands Business Corporation Act may have.
F.
No holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

G.	The Shareholders and Board of Directors shall have the authority to adopt, amend or repeal the bylaws of the Corporation.

H.	Corporate existence commenced on March 8, 1999 and shall continue upon filing the Articles of Domestication and these Amended and Restated Articles of Incorporation with the Registrar of Corporations.
I.	(a)
The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three classes expiring each year. As soon as practicable after the filing of these Amended and Restated Articles of Incorporation with the Registrar of Corporations responsible for non-resident corporations, the shareholders of the Corporation shall hold an organization meeting to divide the Board of Directors into three classes, with the term of office of the first class to expire at the 2006 Annual Meeting of Shareholders, the term of office of the second class to expire at the 2007 Annual Meeting of Shareholders and the term of office of the third class to expire at the 2008 Annual Meeting of Shareholders. Commencing with the 2005 Annual Meeting of Shareholders, the directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director's successor is elected and has qualified. Any vacancies in the Board of Directors for any reason, and any created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the then authorized number of directors shall be increased by the number of directors so to be elected, and the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of shareholders.

(b)
Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), any director or the entire Board of Directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of this Section (b) of this Article I shall not apply with respect to the director or directors elected by such holders of preferred stock.

(c)
Directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Cumulative voting, as defined in Division 7, Section 71(2) of the BCA, shall not be used to elect directors.

(d)
Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article I.

J.
The Board of Directors of the Corporation is expressly authorized to make, alter or repeal bylaws of the Corporation by a vote of not less than a majority of the entire Board of Directors. Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article J.

K.	(a)
Except as provided in this Article K, special meetings of the shareholders may be called by the Board of Directors who shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting. If there is a failure to hold the annual meeting within a period of ninety (90) days after the date designated therefor, or if no date has been designated for a period of thirteen (13) months after the organization of the Corporation or after its last annual meeting, holders of not less than one-fifth of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting in lieu of the annual meeting specifying the time thereof, which shall not be less than two (2) nor more than three (3) months from the date of such call. The Chairman, Chief Executive Officer or Secretary of the Corporation upon receiving the written demand shall promptly give notice of such meeting, or if the Chairman, Chief Executive Officer or Secretary fails to do so within five (5) business days thereafter, any shareholder signing such demand may give such notice. Such notice shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting.

(b)
Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article K.

L.	(a)
The Corporation may not engage in any Business Combination with any Interested Shareholder for a period of three years following the time of the transaction in which the person became an Interested Shareholder, unless:

1. prior to such time, the Board of Directors of the Corporation approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

2.  upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

3. at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least a majority of the outstanding voting stock that is not owned by the interested shareholder; or

4. the shareholder became an Interested Shareholder prior to the consummation of the initial public offering of the Corporation's common stock under the United States Securities Act of 1933.

(b)	The restrictions contained in this section shall not apply if:
1. A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

2. The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

(i) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

(ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the Corporation.

The Corporation shall give not less than 20 days notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (i) or (ii) of the second sentence of this paragraph.

(c)	For the purpose of this Article L only, the term:

1. "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

2. "Associate," when used to indicate a relationship with any person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3. "Business Combination," when used in reference to the Corporation and any Interested Shareholder of the Corporation, means:

(i) Any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the Interested Shareholder or any of its affiliates, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder.

(ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares;

(iii) Any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Corporation; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder's proportionate share of the any class or series of shares;

(iv) Any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(v) Any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) of this paragraph) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

4. "Control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20 percent or more of the outstanding voting shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

5. "Interested Shareholder" means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting shares of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting shares of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term "Interested Shareholder" shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional shares of voting shares of the Corporation, except as a result of further Company action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the voting shares of the Corporation deemed to be outstanding shall include voting shares deemed to be owned by the person through application of paragraph (8) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

6. "Person" means any individual, corporation, partnership, unincorporated association or other entity.

7. "Voting stock" means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

8. "Owner," including the terms "own" and "owned," when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(i) Beneficially owns such shares, directly or indirectly; or

(ii) Has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered shares is accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii) Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

(d)
Any amendment of this Article L shall not be effective until 12 months after the approval of such amendment at a meeting of the shareholders of the Corporation and shall not apply to any Business Combination between the Corporation and any person who became an Interested Shareholder of the Corporation at or prior to the time of such approval.

(e)
Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article L.

M.
Under Article D, the Corporation has the authority to issue 1 billion (1,000,000,000) shares of common stock with a par value of one cent (U.S. $0.01). Prior to the amendment of these articles of incorporation dated November 15, 2023, the Corporation was authorized to issue two hundred million (200,000,000) shares of common stock of par value of ten ($0.01) United States dollars per share.

N.
At all meetings of Shareholder of the Corporation, except as otherwise expressly provided by law, there must be present either in person or by proxy Shareholders of record holding at least 33⅓ % of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Exhibit 99.3

DIANA SHIPPING INC.
(the "Corporation")

AMENDED AND RESTATED BYLAWS
As Adopted November 15, 2023

ARTICLE I
OFFICES

The principal place of business of the corporation shall be at such place or places as the directors shall from time to time determine. The corporation may also have an office or offices at such other places within or without the Marshall Islands as the Board of Directors may from time to time appoint or the business of the Corporation may require.
ARTICLE II
STOCKHOLDERS

Section 1.  Annual Meeting:

The annual meeting of stockholders of the Corporation shall be held on such day and at such time and place within or without the Marshall Islands as the Board of Directors (the "Board") may determine for the purpose of electing directors and/or transacting such other business as may properly be brought before the meeting. The Chairman of the Board or, in the Chairman's absence, another person designated by the Board shall act as the Chairman of all annual meetings of stockholders.

Section 2.  Nature of Business at Annual Meetings of Stockholders:

No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof); (b) otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee thereof); or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in Section 2 of this Article II and has remained a stockholder of record through the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in Section 2 of this Article II.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary").

To be timely a stockholder's notice to the Secretary of the Corporation must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the date on which the Corporation first mailed our proxy materials for the preceding year's annual meeting of stockholders.

To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. In addition, notwithstanding anything in Section 2 of this Article II to the contrary, a stockholder intending to nominate one or more persons for election as a Director at an annual meeting must comply with Article III Section 3 of these Bylaws for such nomination or nominations to be properly brought before such meeting.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in Section 2 of this Article II, provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in Section 2 of this Article II shall be deemed to preclude discussion by any stockholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 3.  Special Meeting:

A special meeting of stockholders may be called at any time by the Corporation's Chairman, Chief Executive Officer, or Secretary at the direction of the Board. The business transacted at the special meeting is limited to the purposes stated in the notice. The Chairman of the Board or, in the Chairman's absence, another person designated by the Board shall act as the Chairman of all special meetings of stockholders. If the Chairman of the special meeting determines that business was not properly brought before the special meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 4.   Notice of Meetings:

Notice of every annual and special meeting of stockholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by mail, telegraph, cablegram, telex or teleprinter at least fifteen (15) but not more than sixty (60) days before such meeting, to each stockholder of record entitled to vote thereat and to each stockholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the stockholder at his address as the same appears on the record of stockholders of the Corporation or at such address as to which the stockholder has given notice to the Secretary. Notice of a meeting need not be given to any stockholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof that he did not receive notice of such meeting.

Section 5.  Adjournments.

Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each stockholder of record entitled to vote at the meeting. If after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record on the new record date entitled to notice in Section 4 of this Article II.

Section 6.  Quorum:

At all meetings of stockholders, except as otherwise expressly provided by law, there must be present either in person or by proxy stockholders of record holding at least 33 1/3% of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Section 7.  Voting:

If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the stockholders. At any meeting of stockholders, with respect to matter for which a stockholder is entitled to vote, each such stockholder shall be entitled to one vote for each share it holds. Each stockholder may exercise such voting right either in person or by proxy provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in the law of the Marshall Islands to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Stockholders may not act by way of written consent.

Section 8.  Fixing of Record Date:

The Board may fix a time not more than sixty (60) nor less than fifteen (15) days prior to the date of any meeting of stockholders as the time as of which stockholders entitled to notice of and to vote at such a meeting shall be determined, and all persons who were holders of record of voting shares at such time and no others shall be entitled to notice of and to vote at such meeting. The Board may fix a time not exceeding sixty (60) days preceding the date fixed for the payment of any dividend, the making of any distribution, the allotment of any rights or the taking of any other action, as a record time for the determination of the stockholders entitled to receive any such dividend, distribution, or allotment or for the purpose of such other action.

ARTICLE III
DIRECTORS

Section 1.  Number:

The affairs, business and property of the Corporation shall be managed by a Board to consist of such number of directors as shall be fixed by a vote of not less than a majority of the entire Board or by the affirmative vote of holders of a majority of the outstanding capital stock from time to time. Each director shall serve his respective term of office until his successor shall have been elected and qualified, except in the event of his death, resignation or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The directors need not be residents of the Marshall Islands or stockholders of the Corporation. Corporations may, to the extent permitted by law, be elected or appointed directors.

Section 2.   How Elected:

Except as otherwise provided by law or in Section 5 of this Article III, the directors of the Corporation (other than the first Board if named in the Articles of Incorporation or designated by the incorporators) shall be elected at the annual meeting of stockholders. Each Director shall be elected to serve until the third succeeding annual meeting of stockholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

Section 3.   Nomination of Directors:

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board may be made at any annual meeting of stockholders (a) by or at the direction of the Board (or any duly authorized committee thereof) or (b) by any stockholders of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in Section 3 of this Article III and on the record date for the determination of stockholder entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in Section 3 of this Article III.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.
To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders.
To be in proper written form, a stockholder's notice to the Secretary must set forth; (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in Section 3 of this Article III. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 4.  Removal:

Any or all of the directors may be removed, with cause by the affirmative vote of holders of a majority of the issued and outstanding voting shares of the Corporation. Any director may be removed for cause by action of the Board. No director may be removed without cause by either the stockholders or the Board.

Section 5.  Vacancies:

Vacancies in the Board occurring by death, resignation, creation of new directorship, failure of the stockholders to elect the whole class of directors required to be elected at any annual election of directors or for any other reason, including removal of directors for cause, may be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

Section 6.  Regular meetings:

Regular meetings of the Board may be held at such time and place as may be determined by resolution of the Board and no notice shall be required for any regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting.

Section 7.  Special meeting:

Special meetings of the Board may, unless otherwise prescribed by law, be called from time to time by the Chairman, the President, or any officer of the Corporation who is also a Director. The President or the Secretary shall call a special meeting of the Board upon written request directed to either of them by any two directors stating the time, place and purpose of such special meeting. Special meetings of the Board shall be held on a date and at such time and at such place as may be designated in the notice thereof by the officer calling the meeting.

Section 8.  Notice of Special Meeting:

Notice of the special date, time and place of each special meeting of the Board shall be given to each Director at least forty eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four (24) hours prior to such meeting. For the purpose of this section, notice shall be deemed to be duly given to a Director if given to him personally (including by telephone) or if such notice be delivered to such Director by mail, telegraph, cablegram, telex or teleprinter to his last known address. Notice of a meeting need not be given to any Director who submits a signed waiver of notice, whether before of after the meeting, or who attends the meeting without protesting, prior to the conclusion thereof, the lack of notice to him.

Section 9.  Quorum:

A majority of the directors at the time in office, present in person or by proxy or conference telephone, shall constitute a quorum for the transaction of business.

Section 10.  Interested Directors.

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 11.  Voting:

The vote of the majority of the directors, present in person or by proxy or conference telephone, at a meeting at which a quorum is present shall be the act of the directors. Any action required or permitted to be taken at a meeting may be taken without a meeting if all members of the Board consent thereto in writing.

Section 12.  Compensation of Directors and Members of Committees:

The Board may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Corporation.

ARTICLE IV
COMMITTEES

Executive Committee and Other Committees:

The Board may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members an executive committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions, or in these Bylaws, shall have and may exercise, to the extent permitted by law, the powers of the Board in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it provided, however, that no committee shall have the power or authority to (i) fill a vacancy in the Board or in a committee thereof, (ii) amend or repeal any By-law or adopt any new By-law, (iii) amend or repeal any resolution of the entire Board, (iv) or increase the number of directors on the Board, or (v) remove any Director. In addition, the Board may designate from among its members other committees to consist of two or more of the directors of the Corporation, each of which shall perform such functions and have such authority and powers as shall be delegated to such committee by said resolution or resolutions or as provided for in these Bylaws, except that only the executive committee may have and exercise the powers of the Board. Members of the executive committee and any other committee shall hold office for such period as may be prescribed by the vote of the entire Board, subject, however, to removal at any time by the vote of the Board. Vacancies in membership of such committees shall be filled by vote of the Board. Committees may adopt their own rules of procedures and may meet at stated times or on such notice as they may determine. Each committee shall keep a record of its proceedings and report the same to the Board when required.

ARTICLE V
OFFICERS

Section 1.  Number and Designation:

The Board shall appoint a President, Secretary and Treasurer and such other officers as it may deem necessary. Officers may be of any nationality and need not be residents of the Marshall Islands. The Officers shall be appointed annually by the Board at its first meeting following the annual appointment of directors, (except that the initial officers may be named by the Board at its first meeting following such Board's appointment in the Articles of Incorporation or as designated by the incorporators) but in the event of the failure of the Board to so appoint any officer, such officer may be elected at any subsequent meeting of the Board. The salaries of officers and any other compensation paid to them shall be fixed from time to time by the Board. The Board may at any meeting appoint additional officers. Each officer shall hold office until the first meeting of the Board following the next annual election of directors and until his successor shall have been duly appointed and qualified except in the event of the earlier termination of his term of office, through death, resignation, removal or otherwise. Any officer may be removed by the Board at any time with or without cause. Any vacancy in an office may be filled for the unexpired position of the term of such office by the Board at any regular or special meeting.

Section 2.  President:

In the absence of the Chairman of the Board, the President of the Corporation shall preside at all meetings of the Board and of the stockholders at which he or she shall be present. The President shall perform all duties incident to the office of president of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board or as may be provided by law.

Section 3.  Secretary:

The Secretary shall act as Secretary of all meetings of the stockholders and of the Board at which he is present, shall have supervision over the giving and serving of notices of the Corporation, shall be the custodian of the corporate records and of the corporate seal of the Corporation, shall be empowered to affix the corporate seal to those documents, the execution of which, on behalf of the Corporation under its seal, is duly authorized and when so affixed may attest the same, and shall exercise the powers and perform such other duties as may be assigned to him by the Board or the President.

Section 4.  Treasurer:

The Treasurer shall have general supervision over the care and custody of the funds, securities, and other valuable effects of the Corporation and shall deposit the same or cause the same to be deposited in the name of the Corporation in such depositories as the Board may designate, shall disburse the funds of the Corporation as may be ordered by the Board, shall have supervision over the accounts of all receipts and disbursements of the Corporation, shall, whenever required by the Board, render or cause to be rendered financial statements of the Corporation, shall have the power and perform the duties usually incident to the office of Treasurer, and shall have such powers and perform other duties as may be assigned to him by the Board or President.

Section 5.  Other Officers:

Officers other than those treated in Sections 2 through 4 of this Article V shall exercise such powers and perform such duties as may be assigned to them by the Board or the President.

Section 6.  Bond:

The Board shall have power to the extent permitted by law to require any officer, agent or employee of the Corporation to give bond for the faithful discharge of his duties in such form and with such surety as the Board may deem advisable.

ARTICLE VI
CERTIFICATES FOR SHARES

Section 1.  Form and Issuance:

The Shares of the Corporation may be represented by certificates in form meeting the requirements of law and approved by the Board or may be issued in book entry form. Certificates, if issued, shall be signed by (i) the President or a Vice-President and by (ii) the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer. These signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee.

Section 2.  Transfer:

The Board shall have power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and transfer of certificates representing shares of the Corporation's stock, and may appoint transfer agents and registrars thereof.

Section 3.  Loss of Stock Certificates:

The Board may direct a new certificate of stock to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

ARTICLE VII
DIVIDENDS
Declaration and Form:

Dividends may be declared in conformity with law by, and at the discretion of, the Board at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Corporation.

ARTICLE VIII
INDEMNIFICATION
Section 1.  Indemnification:

Any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that the he is not entitled to indemnification under this section.

Section 2.  Insurance:

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

ARTICLE IX
CORPORATE SEAL

Form:

The Seal of the Corporation, if any, shall be circular in form, with the name of the Corporation in the circumference and such other appropriate legend as the Board may from time to time determine.

ARTICLE X
FISCAL YEAR
Fiscal Year:

The fiscal year of the Corporation shall be such period of twelve consecutive months as the Board may by resolution designate.

ARTICLE XI
AMENDMENTS

Amendments:

These Bylaws may be amended, added to, altered or repealed, or new Bylaws may be adopted, solely at any regular or special meeting of the Board by the affirmative vote of a majority of the entire Board. The phrase "a majority of the entire Board" shall be deemed to refer to a majority of the number of directors constituting the Board as set forth in accordance with Article III, without regard to any vacancies, or if the number of directors constituting a majority of the entire Board is greater than the number of members of the Board then in office, the unanimous vote of directors in office.